July 28, 2011

VIA EDGAR
Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	General Steel Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 10, 2011 File No. 001-33717

Ladies and Gentlemen:

We refer you to the letter to General Steel Holdings, Inc. (the "Company"), dated July 14, 2011 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filings referenced above. Following-up on a telephone conversation between your office and our attorneys on July 28, 2011, we are writing to confirm that the Company needs additional time in order to prepare its response to the Staff's comments and therefore will not submit its response within ten (10) business days of the date of the Comment Letter. The Company will submit its response on or before August 11, 2011.

We appreciate the Staff's cooperation in this matter.

Please telephone me at +86 (10) 5879-7346, or our attorney, Stephen D. Brook, Esq. of Burns & Levinson LLP, Boston, MA at (617) 345-3722, with any questions or comments you may have.

Very truly yours, General Steel Holdings, Inc. /s/ John Chen John Chen Chief Financial Officer

cc:	John Cash, Accounting Branch Chief Dale Welcome Tricia Armelin Stephen D. Brook, Esq., Burns & Levinson LLP